[AIG Letterhead]
June 25, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-8787
Dear Mr. Rosenberg:
We are in receipt of your letter dated June 4, 2010 with respect to American International Group, Inc.’s (AIG) Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Form 10-K) and our prior response letter dated May 28, 2010 (Prior Letter). This letter sets forth AIG’s responses to the Staff’s comments contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Form 10-K is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the Commission) from taking any action with respect to the Form 10-K and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comments below.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Capital Resources and Liquidity, page 43
1.	Please refer to prior comment three. Your proposed new disclosure does not adequately follow the guidance in SEC Release No. 33-8350, IV, B, which seeks to avoid a recitation of amounts presented in your consolidated statement of cash flows. We reissue our comment. Your revised disclosure should also describe and quantify the sources of liquidity that will allow you to meet the contractual obligations in 2011-2014, as shown on page 59. Also, to the extent that you expect this liquidity to be provided by future cash flows from operating activities, describe and quantify the planned changes in the operations of Sun America and Chartis that you expect will generate the necessary level of future cash flows from operating activities.
AIG Response:
AIG included expanded disclosures about the sources of liquidity that will allow AIG to meet its contractual obligations for the remainder of 2010 and thereafter on pages 106 and 107 of its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (First Quarter 2010 Form 10-Q). As disclosed in the First Quarter 2010 Form 10-Q, AIG expects this liquidity will be provided by multiple sources, including through asset sales, future cash flows from operations, cash flows generated from invested assets, future debt issuance and other financing arrangements, as more fully described under the heading AIG’s Strategy for Stabilization and Repayment of its Obligations as They Come Due in Management’s Discussion and Analysis of Financial Condition and Results of Operations. AIG will expand the disclosures of sources of cash for its insurance operations in future filings to quantify the current available liquidity in the form of cash and short-term investments, and will cross reference applicable sections of the contractual obligations analysis to the proposed disclosures about the variability in operating cash flows. However, AIG has not disclosed the quantities of the sources that could be used due to the variability and evolving nature of asset values, debt and equity markets, and future operating cash flows. Finally, AIG will cross reference the aircraft purchase commitments to the existing disclosures surrounding ILFC liquidity.
AIG will include updated disclosures similar to the disclosures in the First Quarter 2010 Form 10-Q, revised as set forth below in accordance with your comment, commencing with the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (Second Quarter 2010 Form 10-Q).
Capital Resources and Liquidity
Liquidity
Overview
At March 31, 2010, remaining amounts available under the FRBNY Credit Facility and the Department of the Treasury Commitment were $12.5 billion and $22.3 billion, respectively, compared to $17.1 billion and $24.5 billion, respectively, at December 31, 2009. Net borrowings under the FRBNY Credit Facility increased by approximately $1.5 billion from March 31, 2010 to April 28, 2010. The proceeds were primarily used to repay $2.3 billion of commercial paper outstanding under the FRBNY Commercial Paper Funding Facility (CPFF) for Curzon Funding LLC and Nightingale Finance LLC (Nightingale) on April 26, 2010.
AIG manages liquidity at both the parent and subsidiary levels. AIG believes that it has sufficient liquidity to meet its obligations for at least the next twelve months.
AIG expects that dividends, distributions, and other payments from subsidiaries will support the parent’s liquidity needs; the FRBNY Credit Facility is also expected to continue to be a primary source of liquidity. In addition, the Department of the Treasury

Commitment may also be used as a source of funding, primarily to support the capital needs of AIG’s insurance company subsidiaries. AIG expects the parent’s primary uses of available cash will be debt service and subsidiary funding. Unless otherwise agreed with the FRBNY, net proceeds from the sales of operations and assets are expected to be used to pay the Preferred Interests and to repay any outstanding debt under the FRBNY Credit Facility, after taking into account taxes, transaction expenses, settlement of intercompany loan facilities, and capital required to be retained for regulatory or ratings purposes.
AIG expects that its subsidiaries will be able to continue to meet their obligations as they come due for at least the next twelve months through cash from operations and, to the extent necessary, maturing investments and asset sales as well as potential debt issuances.
See further discussion regarding AIG’s liquidity considerations in Liquidity of Parent and Subsidiaries.
Analysis of sources and uses of cash
The following table is an excerpt of AIG’s Consolidated Statement of Cash Flows:

Three Months Ended March 31,
(in millions)	2010	2009

Activity during the period:
Net cash provided by operating activities	$3,195	$3,770
Net cash provided by (used in) investing activities	(4,516)	1,432
Net cash used in financing activities	(266)	(9,644)
Effect of exchange rate changes on cash	(42)	(171)

Decrease in cash	(1,629)	(4,613)
Cash at beginning of period	4,400	8,642
Reclassification of assets held for sale	(638)	—

Cash at end of period	$2,133	$4,029

Net cash provided by operating activities was positive for both the first quarter of 2010 and 2009, principally due to continued positive cash flows from AIG’s insurance subsidiaries.
Insurance companies generally receive most premiums in advance of the payment of claims or policy benefits, but the ability of general insurance operations to generate positive cash flow is affected by operating expenses, the frequency and severity of losses under its insurance policies, as well as by policy retention rates. Cash provided by General Insurance operations was essentially flat compared with the same period in 2009 as a reduction in claims paid was offset by declines in premiums collected, arising primarily from a decrease in domestic production. Catastrophic events and significant casualty losses, the timing and effect of which are inherently unpredictable, will reduce operating cash flow for AIG’s General Insurance operations. Cash flows from AIG’s life insurance subsidiaries, including entities presented as discontinued operations, also were flat compared with the same period of the prior year as growth in international markets was largely offset by a decrease in cash flows from domestic operations. Cash flows from insurance operations were partially offset by uses of cash in connection with the AIGFP wind-down, net of reductions in collateral posted.
The AIGFP wind-down and other segment developments affecting net income described above are further discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Accrued compounding interest and fees (reflected as non-cash expenses) were paid-in-kind in both periods under the provisions of the FRBNY Credit Facility and, accordingly, did not reduce operating cash flow in either period. Debt under the FRBNY Credit Facility includes total accrued compounding interest and fees of $5.8 billion at March 31, 2010, the payment of which will be reflected as a reduction in operating cash flows in the period that the accrued compounding interest and fees for the FRBNY Credit Facility are paid.
Net cash used in investing activities in the first quarter of 2010 primarily resulted from net purchases of fixed maturity securities and short-term investments, due to AIG’s ability to invest cash generated from operating activities, and the redeployment of liquidity that had been accumulated by the insurance companies in the 2008 and 2009 time frame. In the first quarter of 2009, investing activities were a source of cash, resulting from the net sale of investments.
Net cash used in financing activities was significantly lower in the current quarter, primarily as a result of declines in policyholder contract withdrawals, reflecting improved conditions for the life insurance and retirement services businesses, as well as the issuances of long-term debt by ILFC, which are further discussed in Liquidity of Parent and Subsidiaries – Financial Services – ILFC.
The following excerpt of the contractual obligations disclosure was revised to clarify the sources of liquidity that AIG expects will allow it to meet contractual obligations for at least the next twelve months.

The repayment of long-term debt maturities, net borrowings under the FRBNY Credit Facility, and interest accrued on borrowings by AIG and its subsidiaries are expected to be made through maturing investments and asset sales, future cash flows from operations, cash flows generated from invested assets, future debt issuance and other financing arrangements, as more fully described in AIG’s Strategy for Stabilization and Repayment of its Obligations as They Come Due.
Loss reserves relate primarily to General Insurance business. Management believes that adequate financial resources are maintained by the individual General Insurance subsidiaries to meet the actual required payments under these obligations. The General Insurance subsidiaries maintain substantial liquidity in the form of cash and short-term investments, totaling $13.8 billion as of March 31, 2010. Further, General Insurance businesses maintain significant levels of investment-grade fixed income securities, including substantial holdings in government and corporate bonds (see Investments herein), which could be monetized in the event operating cash flows are insufficient. Generally, these assets are not transferable across various legal entities; however, management believes there are generally sufficient resources within those legal entities such that they can meet their individual needs. See Liquidity – Analysis of Sources and Uses of Cash and Liquidity of Parent and Subsidiaries for matters that could affect operating cash flows and liquidity of the subsidiaries.
Insurance and investment contract liabilities, including GIC liabilities, relate primarily to the Life Insurance and Retirement Services businesses. Management believes that adequate financial resources are maintained by individual Life Insurance and Retirement Services subsidiaries to meet the payments actually required under these obligations. These subsidiaries maintain substantial liquidity in the form of cash and short-term investments, totaling $16.1 billion as of March 31, 2010. In addition, the Life Insurance and Retirement Services businesses maintain significant levels of investment-grade fixed income securities, including substantial holdings in government and corporate bonds (see Investments herein), which may be monetized in the event operating cash flows are insufficient. Generally, these assets are not transferable across various legal entities; however, management believes there are generally sufficient resources within those legal entities such that they can meet their individual needs. Liquidity needs for GIC liabilities are generally expected to be funded through cash flows generated from maturities and sales of invested assets.
At March 31, 2010, ILFC has committed to purchase 120 new aircraft deliverable from 2010 through 2019, at an estimated aggregate purchase price of $13.7 billion, the majority of which is due after 2015, with $243 million coming due over the remainder of 2010 and an additional $887 million through 2012. See Note 9 to the Consolidated Financial Statements, and Liquidity of Parent and Subsidiaries – Financial Services – Subsidiaries.
AIGFP, page 52
2.	Please refer to prior comment five. Please describe the contracts in the “all other derivatives” category and quantify their notional value. Disclose the effect on results of operations, financial position and cash flows of future collateral postings expected for this category.
AIG Response:
The contracts in the “All other derivatives” category represent interest rate, foreign exchange, equity, commodity and other contracts entered into by AIGFP. The notional amounts and fair values of all of AIG’s derivative instruments (including those of AIGFP) by type are reported on page 50 of the First Quarter 2010 Form 10-Q. AIG also discloses the total amounts of fair values of AIGFP and non-AIGFP derivative assets and liabilities on that page. In order to provide enhanced disclosure, AIG intends to include the total notional amounts of AIGFP and non-AIGFP derivatives instruments commencing with its Second Quarter 2010 Form 10-Q. AIG believes that future collateral postings with respect to the non-AIGFP derivatives will not have a material effect on its consolidated results of operations, financial position or cash flows.
Investments
AIGFP Trading Investments, page 167
3.	Please refer to prior comment seven. Please disclose the investment gains (losses) for each fixed maturity trading investment class and further disaggregate this information for RMBS, CMBS and CDO/ABS securities. Ensure that this information supports the tabular disclosure on page 115 and the narrative disclosure on page 116.
AIG Response:
AIGFP manages risk (other than credit risk) on a portfolio basis, regardless of the product that generated the risk. For example, interest rate risk is aggregated across trading investments, liabilities and derivatives to arrive at AIGFP’s net portfolio interest rate risk exposure. AIG provided disclosure about interest rate, foreign exchange, equity and commodity trading market risk arising from AIGFP’s portfolio on pages 187 and 188 of the Form 10-K. AIGFP’s entire portfolio (assets and liabilities) is fair-valued, with gains and losses recognized through earnings. AIG believes that disclosing investment gains or losses for the AIGFP Trading Investments would not provide meaningful information to readers of AIG’s financial statements. Disclosure of one component of those gains and losses would not be consistent with how AIG manages its business. Moreover, because AIGFP’s systems do not maintain information as to amortized cost, it would not be practical for AIGFP to provide this information.
However, AIGFP’s credit risk is not managed at the portfolio level, but by counterparty and, in the case of credit derivatives, by underlying reference security, and is largely unhedged. Gains or losses from credit risk have had, and are expected to continue to have, a material impact on AIGFP’s results of operations. AIG disclosed the impact of credit risk on AIGFP’s results on page 115 of the Form 10-K. This table shows the effects of movements in counterparty credit spreads as well as AIG’s own credit spreads on the various components of AIGFP’s trading portfolio. The first line of that table, “Bond trading securities,” represents the impact of credit risk on AIGFP’s Trading Investments.

Notes to Consolidated Financial Statements
Note 3. Discontinued Operations and Held-For-Sale Classifications, page 224
4.	Please refer to prior comment eight. Please explain to us the nature of your significant continuing involvement with 21st Century, HSB and the investment advisory and third party asset management businesses.
AIG Response:
21st Century was AIG’s U.S. personal lines insurance business. AIG’s Private Client Group (PCG), the component of AIG’s personal lines business retained by AIG after the sale of 21st Century, continued to write business through 21st Century and 21st Century continued to write business through Chartis under reinsurance arrangements. In connection with the sale of 21st Century, AIG agreed with the acquirer that these arrangements would continue for up to a two-year period after the closing of the sale. AIG determined this continuation of activities between AIG and 21st Century after the disposal transaction resulted in significant direct continuing cash flows that prohibited discontinued operations presentation under FASB Accounting Standards Codification (“ASC”) 205-20, Presentation of Financial Statements—Discontinued Operations (“ASC 205-20”).
HSB Group, Inc. was the holding company for Hartford Steam Boiler Inspection and Insurance Company (“HSB”), AIG’s provider of equipment breakdown insurance products, other specialty insurance and reinsurance products, and inspection services and engineering consulting. HSB cross-sold its products through Lexington Insurance Company (an AIG subsidiary) under arrangements whereby Lexington’s customers were insured through Lexington policies. Lexington reinsured this risk through an arrangement with HSB. The premiums HSB continues to earn through this cross-selling arrangement represent a continuation of activities between AIG and HSB after the disposal transaction that result in significant direct continuing cash flows that prevents discontinued operations presentation under ASC 205-20.
AIG’s advisory and third-party asset management businesses held for sale at December 31, 2009 and disposed of on March 26, 2010 (“PineBridge”) will continue to manage a large portion of AIG’s assets on behalf of AIG and AIG’s clients (through AIG’s life insurance companies). AIG expects this continuation of activities between AIG and Pinebridge to result in significant direct continuing cash flow for a period of at least 12 months from the closing of the sale that prevent discontinued operations presentation under ASC 205-20.
For each of the above components, AIG considered the level of continuing involvement as significant upon a thorough evaluation of the criteria in ASC 205-20-55-15 through 19, based on quantitative and qualitative assessments from the perspective of each of the disposed components. In AIG’s judgment, the level of continuing involvement enabled AIG to influence the operating and/or financial policies of each of the disposed components.

Note 11. Derivatives and Hedge Accounting, page 273
5.	Please refer to prior comments 2, 11 and 12. Mr. Pasciucco said in the February 18, 2010 Financial Times article that derivatives with a notional value of between $300 billion and $500 billion, or between 15% and 25% of the derivative portfolio’s original size, would not be sold and that those assets could either be managed by AIG or outsourced to an external fund manager. Please revise to disclose the factors you will consider in deciding to either retain or wind-down derivatives and, for those that you intend to retain, disclose your estimate of their amount, type and purpose. Also, you state that an orderly wind-down of AIGFP’s derivatives will require a substantial period of time and that you cannot determine the expected remaining life of the notional amounts of this portfolio. However, testimony by Robert Benmosche and James Millstein on May 26, 2010 at the Congressional Oversight Panel Hearing on AIG TARP Assistance indicated that the AIGFP unwinding program would be substantially complete by December 31, 2010. Please explain this apparent inconsistency and revise your disclosure as necessary.
AIG Response:
AIG believes that there is no inconsistency between what is currently disclosed in its SEC filings and the recent Financial Times article or testimony of Mr. Benmosche in which statements were made regarding a residual portfolio of AIGFP trades being maintained. (AIG is unable to comment on Mr. Millstein’s testimony.) AIG disclosed on page 101 of the First Quarter Form 10-Q its expectation that an orderly wind-down of AIGFP’s businesses and portfolios will take a substantial period of time and that the wind down plans are subject to change as efforts progress and as conditions evolve in the marketplace. Further, AIG discussed that alternative strategies may include run-offs of positions in accordance with existing terms.
AIG enhanced its disclosure on page 101 of the First Quarter 2010 Form 10-Q to include additional unwind metrics to facilitate the reader’s understanding of the progress of the unwind. Nevertheless, AIG acknowledges that enhanced disclosures regarding certain criteria it evaluates in determining its evolving strategy would be helpful to readers of its financial statements.
AIG would propose to add the following disclosure in its Second Quarter 2010 Form 10-Q:
When the wind-down is substantially complete, AIGFP expects that the remaining derivative portfolio will have low complexity and will not require active management by highly skilled traders or operations personnel. AIGFP also expects that the remaining derivatives portfolio at such time will consist of trades that AIG determined were not economically feasible to unwind based on a cost versus benefit analysis.
Note 21. Federal Income Taxes, page 332
6.	Please refer to prior comment 14. We were unable to determine how your reduction of deferred tax liabilities and increase in deferred tax assets in 2009 was reflected in additional paid-in capital. Please tell us the amount of these offsetting credits and where you recorded them in the Consolidated Statement of Equity.

AIG Response:
Deferred taxes related to investments in foreign subsidiaries and joint ventures changed by $4.515 billion from December 31, 2008 to December 31, 2009 as follows:

Debit (Credit)
Deferred Taxes
(in millions)

Recorded through income related to the results of operations of foreign subsidiaries and joint ventures	$1,425
Recorded in retained earnings attributable to the cumulative effect of adopting ASC 320-10-65, Recognition and Presentation of Other-Than-Temporary Impairments	(364)
Recorded through additional paid-in capital in connection with the AIA and ALICO special-purpose vehicle transactions with the Federal Reserve Bank of New York, which were accounted for as transactions among shareholders	3,454

Change in deferred taxes related to investments in foreign subsidiaries and joint ventures	$4,515

The AIA and ALICO special-purpose vehicle transactions affected other components of AIG’s net deferred tax asset as follows:

Debit (Credit)
Additional
Paid-in Capital
(in millions)

Investments in foreign subsidiaries and joint ventures (from the table above)	$(3,454)
Step up the “inside” tax bases of ALICO’s assets and liabilities in connection with its Internal Revenue Code Section 338(h)(10) election (reflected in various deferred tax asset and liability components)	(1,625)
Deferred tax asset valuation allowance required for ALICO’s net deferred tax asset subsequent to the Section 338(h)(10) election	844
Utilization of AIG’s U.S. consolidated income tax group’s tax attributes (primarily reflected in the deferred tax component “Losses and tax credit carryforwards”) in connection with the transfer of the AIA and ALICO special-purpose vehicle preferred interests to the Federal Reserve Bank of New York	5,053

Deferred tax on issuance of preferred interests recorded in additional paid-in capital	$818

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel